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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-23132






(CheckOne):     [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F
                [x] Form 10-Q [ ]Form N-SAR

For Period Ended December 31, 1998
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR For the Transition Period Ended: _____________________________

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I.  REGISTRANT INFORMATION

        Full Name of Registrant:    ObjectShare, Inc.
                                ------------------------------------------------
        Former Name if Applicable:
                                  ----------------------------------------------

        16811 Hale Avenue; Suite A
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        Address of Principal Executive Office (Street and Number)

        Irvine, CA 92606
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        City, State and Zip Code

PART II.  RULES 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;




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        (b)     The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
[x] the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III.  NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)

        The Company's management has been required to spend a significant amount of time addressing certain accounting issues which have arisen. In light of these time demands, the Company's quarter report on Form 10-Q for the quarter ended December 31, 1998 could not be filed on a timely basis without unreasonable effort or expense.

PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

           Glenn J. Brown                     (949) 833-1122
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               (Name)                           (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify the report(s).                                            [x] Yes[ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [x] Yes [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        See Attachment to Form 12b-25.




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                                Objectshare, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                     OBJECTSHARE, INC.

Dated: February 16, 1999     By:    /s/ GLENN J. BROWN
                                    --------------------------------------------
                                    Glenn J. Brown
                                    Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

        1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

        2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

        3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

        4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

        5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in the filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).





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                            Attachment to Form 12b-25

                                ObjectShare, Inc.

PART IV.  OTHER INFORMATION

         (3) In preparing its condensed consolidated financial statements for the quarter and nine month period ended December 31, 1998, the Company identified accounting issues in the condensed consolidated financial statements contained in its previously filed Form 10-Qs for the quarters ended June 30 and September 30, 1998. Management has devoted substantial efforts to identifying and quantifying such accounting issues but this process is not yet complete. Accordingly, the Company is unable to disclose definite numerical estimates of results for the period ended December 31, 1998 at the time this Form 12b-25 is filed. However, management believes the results to be reported for the nine month period ended December 31, 1998, which will include the effects of the restatements of the quarters ended June 30, and September 30, 1998, will show a significant net loss which will be significantly less than the $7.9 million net loss reported for the corresponding nine month period of the prior fiscal year. Management also believes the results for the quarter ended December 31, 1998 will report a decrease in net revenues and an increase in net loss as compared to the corresponding period of the prior fiscal year.